AMERICAN LEISURE HOLDINGS, INC.
                               2460 Sand Lake Road
                             Orlando, Florida 32809
                              Tel: (407) 251-2240



                                                           October 18, 2006

Joshua S. Forgione
Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

     Re:  American Leisure Holdings, Inc.
          Form 10-KSB for the fiscal year ended December 31, 2005
          File No. 333-48312

Dear Mr. Forgione:

     Please find responses to your specific comments below set forth in the order in which they were presented in your comment letter and we are sending you a redlined version via federal express:

Results of Operations for the Fiscal Year Ended December 31, 2005 Compared to
-----------------------------------------------------------------------------
Fiscal Year Ended December 31, 2004, page 40
--------------------------------------------

     1. Your disclosure indicates that a portion of your increase in revenues is due to the sale of properties in the Sonesta Resort. This seems inconsistent with your disclosure on page 39, which states that revenue on these sales will be recognized once title is transferred to the buyer. Please clarify to us whether your revenues in 2005 include any of these pre-sales.

     Answer:   American  Leisure  has  not  recognized  any  revenues  from  its
     -------   pre-sales  of  properties  in the Sonesta Resort. We have revised our  disclosure  as  follows:

               "We had revenues of $19,381,284 for the fiscal year ended December 31, 2005, as compared to revenues of $6,419,320 for the fiscal year ended December 31, 2004, which represents a $12,961,964 increase in revenue from the prior period. The increase in revenue+ resulted from our sale of 41 acres of property in December 2005, located in Polk County, Florida (adjacent to the Sonesta Resort property) for $8,000,000, as well as the sale of 13.5 acres of undeveloped property for approximately $4,020,000 in 2005.


Item 7. Financial Statements
----------------------------

     2. In your amended Form 10-KSB, the cover page to the financial statements and report from your independent registered public accounting firm on page F-5 and F-6, respectively, should immediately precede the financial statements and notes.

     Answer:   American  Leisure  has  revised  its  filing  and  moved  the
     -------   opinion  to  precede  the  financial  statements  and  footnotes.



Report of Independent Registered Public Accounting Firm, page F-6
-----------------------------------------------------------------

     3. Please have your auditors revise their report to indicate, if true, that their audits were conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). Refer to the illustrative audit report in the Public Company Accounting Oversight Board's Auditing Standard No. 1.

     Answer:   Our  auditors  have  revised  their  audit  report to state their
     -------   audits  were conducted in accordance with standards of the Public
               Company  Accounting  Oversight  Board  (United  States).


Consolidated Statements of Operations, page F-2
-----------------------------------------------

     4. Please explain to us your basis for classifying sales of undeveloped land as a component of revenues rather than the net gain (loss) on the sale as a component of non-operating income (expense). In your response, please tell us where you have presented the amounts associated with the proceeds and gain from the sale of undeveloped land in your statement of cash flows on page F-3. Provide the same analysis for the presentation in your Forms 10-QSB for the periods ended March 31, 2006 and June 20, 2006.

     Answer:   American  Leisure  reviewed  the  revenue  recognition  criteria
     -------   set  forth  in SAB 104 and the guidance provided in paragraphs 79 and 87 of the Statement of Financial Accounting Concepts No. 6 and concluded that its accounting treatment to recognize sales of undeveloped land as a component of revenue is appropriate because buying and selling undeveloped land to sell or develop is part of our operations. The Company further cites the following items to assist the Commission in understanding how the Company determined that its accounting treatment on this transaction was appropriate:

               - Per paragraph 79: "Revenues represent actual or expected cash inflows (or the equivalent) that have occurred or will eventuate as a result of the entity's ongoing major or central operations. The assets increased by revenues may be of various kinds-for example, cash, claims against customers or clients, other goods or services received, or increased value of a product resulting from production. Similarly, the transactions and events from which revenues arise and the revenues themselves are in many forms and are called by various names-for example, output, deliveries, sales, fees, interest, dividends, royalties, and rent-depending on the kinds of operations involved and the way revenues are recognized."

               - Per paragraph 87: "Revenues and gains are similar, and expenses and losses are similar, but some differences are significant in conveying information about an enterprise's performance. Revenues and expenses result from an entity's ongoing major or central operations and activities-that is, from activities such as producing or delivering goods, rendering services, lending, insuring, investing, and financing. In contrast, gains and losses result from incidental or peripheral transactions of an enterprise with other entities and from other events and circumstances affecting it. Some gains and losses may be considered "operating" gains and losses and may be closely related to revenues and expenses. Revenues and expenses are commonly displayed as gross inflows or outflows of net assets, while gains and losses are usually displayed as net inflows or outflows."

               - The Company assessed whether the revenue should have been reported gross with separate display of cost of sales to arrive at gross profit or on a net basis and determined that the revenues should be reported on a gross basis based on the following:

                    1. The Company acted as a principal in the transaction.
                    2. The Company owned the title to the undeveloped land sold in 2005 and 2004.
                    3.   The Company  bore  the  risks  and  rewards  of
                        ownership.
                    4. The Company was the principal in the transaction and thus did not act as an agent or broker with compensation on a commission or fee basis.

               The amounts associated with the sales of undeveloped land are included in cash flows from operations. We continue to apply this accounting policy to our operations in 2006.


     5. Notwithstanding our comment above, please revise your presentation to also classify costs associated with your recurring operating revenues in arriving at your gross margin.

     Answer: American Leisure has revised its statements of operations to ------- include our direct costs associated with our operating revenues in arriving at our gross margin. American Leisure allocated a portion of salaries, rent, telecommunications costs and direct depreciation to cost of operating revenues in providing its costs of services.

Consolidated Statements of Cash Flows, page F-3
-----------------------------------------------

     6. Please revise your statement of cash flows to exclude the amount of restricted cash included in cash and cash equivalents for each of the periods presented. In your response, please tell us how you will revise your statement of cash flows and where you will classify changes in restricted cash during each of the periods. Refer to paragraph 7 of SFAS 95.

     Answer: American Leisure considered paragraph 7 of SFAS 95 and has ------- revised the statements of cash flows to exclude restricted cash from cash and cash equivalents. American Leisure has reclassified restricted cash relating to pre-sold units or deposits as a change in operating assets and the restricted cash relating to the bank financing as an investing activities.

     7. Please explain to us why the entire amount of interest expense during the year ended December 31, 2005 is included as a reconciling item to net cash provided by operations.

     Answer: American Leisure inadvertently recorded all interest expense ------- as a reconciling item to the net cash provided by operations which  was  offset  by  the  change  in  other  operating assets.
               American Leisure has revised the Statements of Cash Flows to record the proper amount of non-cash interest expense and change in other assets.


Note 1 - The Company
--------------------

Principles of Consolidation, page F-7
-------------------------------------

     8. Please advise us and revise your disclosure to clarify how you account for the minority interests in each of your consolidated subsidiaries where you do not have a 100% ownership interest. For instance, we note that you have not recorded any minority interest in your consolidated balance sheets and no amounts were allocated to the minority holders' during 2005. We note from your disclosure on page 41 that you are not required to allocate operating losses to the minority holders' in the event Hickory incurs losses, even though you allocated such losses to the minority holders' during 2004. Please advise.

     Answer:   American  Leisure  has  revised  its  disclosure  on  F-9,
     -------   "Minority  interests are reflected in the consolidated statements of operations to the extent income or losses are allocated to the minority interest shareholder. Losses in excess of the minority shareholders' basis are not allocated to the minority interest shareholders."

     9. We note from your disclosure on page 39 that you do not consolidate the operations of TraveLeaders. Please explain to us your basis in accounting for not consolidating the operations of TraveLeaders and where the amounts associated with the financial position and results of operations of TraveLeaders are reflected in your financial statements. In your response, please cite the relevant accounting literature that supports your accounting.

     Answer:   TraveLeaders  is  a  brand  name  and not an entity and therefore
     -------   the  principles  of  consolidation  do  not apply. The management agreement provides for EBITDA based residual payments from the non-owned entity, Around the World Travel, Inc. ("AWT"), which operates under the TraveLeaders brand name. AWT owns licenses which entitle them to operate in the travel industry and receive commissions from airlines, hotels, cruise lines and other travel providers. American Leisure is legally precluded from receiving these types of revenues. American Leisure applied for these rights in early 2005 and recently received these rights in August
               2006. Accordingly American Leisure terminated its management and licensing agreements with AWT and began consolidating the entire operations of the TraveLeaders. American Leisure has no risk of loss in the event EBITDA is less than zero.

               The arrangement between American Leisure and AWT is analogous to a franchisor / franchisee relationship, with American Leisure providing the rights to use the TraveLeaders name and AWT remitting certain amounts based on its independent operation of a business under the TraveLeaders brand. Accordingly, we have recognized revenue consistent with paragraph 14 of SFAS 45 "Accounting for Franchise Fee Revenue" which states: "Continuing franchise fees shall be reported as revenue as the fees are earned and become receivable from the franchisee."

Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------

     10. Please advise us and revise your disclosure to expand your accounting policy disclosures to disclose in sufficient detail the types of construction and development costs you capitalize and the period during which these costs are capitalized. Your disclosure should include a description of the types of direct and indirect costs capitalized. In addition, please revise to disclose the amount of total interest cost incurred and the total amount of interest capitalized in each period presented in the financial statements. In this regard, please also disclose the total amount of unpaid interest at the end of each period and where such amounts are recorded in your consolidated balance sheets. Refer to paragraph 21 of SFAS 34. In your revised disclosure, please also further explain how you determine the point in which you commence and cease interest capitalization and how you determine the capitalization rate for any given period. Refer to paragraphs 12 - 16 as it relates to the capitalization rate to be used and paragraphs 17 - 19 of SFAS 34 as it relates to the period of capitalization.


     Answer: American Leisure has revised its disclosure to disclose in ------- sufficient detail the types of construction and development costs that  are  capitalized  in  the  reportable  periods  as follows:

                    "Land  held  for  development:

               Land held for development includes the initial cost of acquisition of the land and all subsequent capitalized construction and development costs.

               Construction and development costs include all expenditures incurred in readying certain construction and development related assets of the Company for their intended use. These expenditures consist of direct costs, interest costs, and an allocation of indirect overhead.

               Interest costs are capitalized during the capitalization period, which commences when i) expenditures for the asset have been made, ii) activities that are necessary to get the asset ready for its intended use are in progress, and iii) interest cost is being incurred, and continues as long as these three conditions are present. The amount capitalized in an accounting period shall be determined by applying an interest rate(s) ("the capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates is based on the rates applicable to borrowings, both directly and indirectly associated with the subject asset, outstanding during the period.

               For the periods ending December 31, 2005 and 2004, interest capitalized totaled $2,198,853 and $1,497,904, respectively. As of December 31, 2005 and 2004, $1,240,403 and $920,134,
               respectively,  of  interest  expense  was  accrued  and  unpaid.

               All capitalized construction costs are subject to write-down inasmuch as the Company's construction and development assets are carried at the lower of cost or net realizable value.

               The Company defers costs directly relating to the acquisition of new properties and resort businesses that, in management's judgment, have a high probability of closing. If the acquisition is abandoned, any deferred costs are expensed immediately. These costs are capitalized as land held for development upon closing."


     11. Please tell us the nature of the amounts capitalized during the year related to land held for development. In this regard, we note that land held for development increased by approximately $11.3 million during the year ended December 31, 2005 of which $7.8 million related to real estate carrying costs based on your statement of cash flows on page F-3. We also note from your disclosure on page F-30 that ALRG processed development costs in the amount of $8.0 million on behalf of TDSR. Please reconcile the increase in land held for development with this disclosure.

     Answer: American Leisure is billed by American Leisure Real Estate ------- Group ("ALRG") who has been contracted to develop the resort at
               Tierra  Del  Sol.  During  2005,  American  Leisure  capitalized
               $15,618,408  of costs associated with the Tierra Del Sol project.
               The nature of these costs includes contractor development costs paid to ALRG, architecture, engineering, legal, salaries, loan closing costs, bond costs, consulting fees, taxes and interest.

               The change in the statements of cash flows is net of costs of land sold in 2005. The net $7.8 million is as follows:

               Contractor costs - ALRG                             $  8,328,205
               Other capitalized costs                                7,290,043
               Minority interest purchased - Tierra Del Sol           3,464,129
               Less cost of land sold:
                 41 acres                                            (4,670,245)
                 13.5 acres                                          (3,165,227)
                                                                   ------------
               Net change in land held for development               11,246,905
               Less non-cash minority interest purchased             (3,464,129)
                                                                   ------------
               Capitalization of real estate costs                 $  7,782,776
                                                                   ============

Cash and Restricted Cash, page F-11
-----------------------------------

     12. We note that substantially all of your restricted cash represents funds held in escrow for deposits received for condo and town home sales and funding requirements related to your KeyBank credit facility. Please revise your disclosure to clarify the terms of these restrictions and advise us of your basis for classifying the entire balance as a current asset in your consolidated balance sheets.

     Answer:   American  Leisure  has  revised  our  disclosure  to document the
     -------   terms  of  these  restrictions.  American  Leisure classified the restricted cash as a current asset because construction is scheduled to begin this November 2006. The restricted cash related to the deposits has been reclassified as long-term, since construction will not be completed until 2007. We have revised our disclosure as follows:

               "American Leisure considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

               The restricted cash represents funds held in escrow for deposits received for condo and townhome sales for the units at Tierra Del Sol Resorts. The escrowed funds will be applied to the purchase price by the buyer at closing. Also included in the escrowed funds are the equity requirements from KeyBank of $2.1 million as part of the credit facilities. The funds are not readily available to the Company and can only be disbursed with the consent of KeyBank to be used for the construction of Tierra Del Sol Resorts."


Marketable Equity Securities and Other Investments, page F-10
-------------------------------------------------------------

     13. Please disclose in sufficient detail here or elsewhere in your notes, the various minority equity investments you hold and account for under SFAS 115, the equity method of accounting under APB 18 and the cost method of accounting. In this regard, please also disclose how you account for your investment in Caribbean Media Group, Inc. and any other equity method investees and where such investments are reflected in your financial statements.

     Answer: American Leisure has revised its disclosure and renamed Note ------- 10 from "Investment - 41.25% of American Vacation Resorts, Inc."
               to  "Investments"  and added the following to Note 10 as follows:
               "In  January  2005,  American  Leisure  acquired  its interest in

               Caribbean Media Group, Ltd., ("CMG") which provides call center, contact center and media services in Antigua. As of December 31, 2005, American Leisure owned approximately 49% of the total outstanding shares. American Leisure is accounting for its investment under the equity method of accounting as American Leisure has significant influence but not control, over the financing and operating activities of CMG. For the year ended December 31, 2005, the Company recognized a net loss in the equity of an unconsolidated affiliate, CMG, of $293,201.

               Summarized financial information of CMG is as follows:

                                                            December 31,
                                                         2005           2004
                                                     -----------     ---------
               Current assets                        $   341,737     $       -
               Non-current assets                         90,682             -
               Current liabilities                       830,789             -
               Non-current liabilities                         -             -

                                                      Year ended December 31,
                                                          2005          2004
                                                     -----------     ---------
               Revenue                               $   948,392     $       -
               Gross Margin                              231,829             -
               Net loss                                  598,369             -
               American Leisure's equity in net loss     293,201             -


Resort Unit Pre-Sales, page F-13
--------------------------------

     14. Please advise us and revise to disclose the terms of your pre-sales contracts where you have received between 5% and 20% of the sales price, including any rights retained by the buyer to require a full or partial refund of their sales deposit.

     Answer:   American  Leisure  has  revised  its  disclosure  to  include the
     -------   following:

               "If a buyer defaults, the seller is entitled to retain all deposits and any interest earned. If the buyer properly terminates the agreement in a manner allowed by the agreement, all deposits will be returned to the buyer within thirty (30) days of the effective date of Buyer's rightful cancellation date. The buyer has 15 days to terminate the purchase and sale agreement.

               In the event American Leisure fails to perform any of its obligations of the agreement within the time specified, the buyer shall give American Leisure written notice specifying such a default. American Leisure has 30 days subsequent to receipt of said notice to cure the specified default, i.e. a conveyance of the Unit, or the cancellation of the agreement in which event the buyer may request a return of buyer's deposit, together with interest earned."


     15. Please disclose here, or in Note 17, the terms of your prepaid commission arrangements. In this regard, please explain whether the commissions are refundable to the extent the buyer of the condo or town home does not close on the underlying limit.

     Answer:   American  Leisure  has  revised  the  policy in Note 2 to include
     -------   the  following:

               "Commissions and sales and marketing fees are earned upon the closing of a unit. Prepaid commissions and sales and marketing fees are refundable to American Leisure in the event of buyer withdrawal."


     16. Your disclosure on page F-30 indicates that Xpress, Ltd. is entitled to a sales and marketing fee in the amount of 3% and 1.5% of the unit sales price, respectively, and that you are obligated to pay Xpress, Ltd. sales and marketing fees of $7.0 and $3.5 million, respectively, for contracts through December 31, 2005. Please reconcile this disclosure with the $3.5 million prepaid commission fee related to Xpress, Ltd. recorded on the face of your consolidated balance sheet and your disclosure here where you state that Xpress, Ltd. is entitled to a commission of only 1.5%. In addition, please explain to us your basis for capitalizing amounts related to advertising and marketing costs. In your response, please cite the relevant accounting literature that supports your accounting. Refer to SOP 93-7.

     Answer: A 1.5% sales fee (1/2 of the 3% sales fee due at closing) ------- has been paid on total sales of $234,413,949 through December 31,
               2005, resulting in prepayments of $3,516,209 which are presented as prepaid sales commission - affiliated entity on the balance sheet.

               There are no advertising costs, the 1.5% marketing fee referred to above, is purely marketing costs which are necessary to get the units sold, as inducement to the sales broker network controlled by Xpress, Ltd. American Leisure did not deem SOP 93-7 relevant since there are no advertising costs.


Note 4 - Acquisitions, page F-15
--------------------------------

     17. $4.1 million related to the acquisition of the TraveLeaders business. Please explain to us in sufficient detail what gave rise to the initial recognition of goodwill and how you allocated the purchase price to the assets acquired and liabilities assumed and what you attribute the significance of the residual value to. In addition, please tell us how the 24,101 shares of Series E
               Preferred Stock, disclosed in your statements of stockholders' equity on page F-4, was considered in determining the cost of the acquisition disclosed on pages F-16 and F-17. Also, revise to include the disclosures required by paragraphs 51(a)-51(c) of SFAS 141. You may also refer to paragraphs 35-39 of SFAS 141 and B102-B106.

     Answer:   American  Leisure  recognized  the  goodwill  in  connection with
     -------   the  acquisition  of  the  TraveLeaders  business  based  on  an independent third party appraisal. The purchase price was allocated to the assets acquired and liabilities assumed at their respective fair values with the excess consideration recorded as goodwill. We attribute the residual value to the TraveLeader brand name owned by American Leisure. The TraveLeader brand name generates revenues through our agreement with AWT.


               The 24,101 shares of Series E Preferred Stock was not included as part of the consideration for the purchase of the TraveLeaders business. The Series E Preferred Stock was issued to the Shadmore Trust to acquire preferred stock of Around the World Travel, Inc. In December 2004, the investment in preferred stock of Around the World, Inc. was written off.

               America Leisure has revised Note 4 to include the primary reason for the acquisition of the TraveLeaders business as follows: "American Leisure believes this acquisition will allow American Leisure to capture more travel consumers to visit its resort, buy property and consume its services. The business acquired will continue to operate as travel agencies under the name TraveLeaders."


     18. Please tell us the date of your annual goodwill impairment test and how you evaluated goodwill for impairment at this date. In this regard, please advise us and disclose the reporting unit where you have allocated the goodwill related to the TraveLeaders acquisition and tell us how you considered the guidance in paragraphs 30-31 of SFAS 142 in reaching this conclusion. In addition, please advise us and revise your disclosure to explain the methodologies employed to estimate the fair value of your reporting unit(s) in performing your impairment test under SFAS
               142.  Refer  to  paragraphs  23-25  of  SFAS  142.

     Answer: American Leisure considered paragraph 23 to 25 of SFAS 142 ------- and initially valued the goodwill on December 30, 2004 at which time American Leisure had a third party perform the valuation of the TraveLeaders business. On December 31, 2005, American Leisure relied upon paragraphs 27 and 28 of SFAS 142 and determined there were no events or changes in circumstances that would indicate impairment in the goodwill acquired had occurred.

               The goodwill acquired in the TraveLeaders business is included in the Travel segment. American Leisure believes Hickory Travel Systems, Inc. and American Leisure Equities Corporation (owner of TraveLeaders assets) can be aggregated as they are both are travel related operations and have similar economic characteristics.

               American Leisure has revised its disclosure to include the following: "In December 2005, American Leisure tested goodwill for impairment and concluded there were no events or changes in circumstances that would indicate impairment had occurred."


     19. We note from your disclosure that you acquired the remaining minority interest in TDS from Raster Investments on December 31, 2005. We also note from your disclosure on page 23 that you acquired the remaining minority interest in TDS from Harborage Leasing Corporation in March 2006, effective as of December 31, 2005. Please reconcile these disclosures and explain to us your basis in accounting for the acquisition as of December 31, 2005 when the acquisition did not close until March 2006. In addition, please explain how the investing cash outflow of $2.3 million during 2005 relates to this acquisition, the referenced purchase price and related disclosures.

     Answer:   American  Leisure  has  revised  its  disclosure  on  F-17  and
     -------   removed Raster Investments and replaced it with Harborage Leasing
               Corporation. Raster and Harborage are owned by the same individual, Ed Teraskiewicz.


               The agreements were entered into and payment made on December 30, 2005, yet the documents were not executed until afterwards due to the logistics of preparing the documents. The parties were not able to sign and execute the formal documents until March 2006.

               The $2,340,182 was inadvertently described in our December 31, 2005 statements of cash flows as the acquisition of TDS, when in fact it is the repayment of an outstanding loan to Harborage. American Leisure has revised the statements of cash flow to reflect this transaction as a payment of debt and to disclose the acquisition of minority interest as a non-cash transaction in the notes to the financial statements.


     20. We note that your acquisition of the remaining minority interest in TDS provides you with the ability to recognize all the profits on the development of the Orlando Resort. Please revise to also disclose any profit sharing arrangements, such as the profit arrangement disclosed on page F-29 under which Malcolm J. Wright is entitled to 19% of the profits generated by TDS, which limits the company's ability to recognize all profits from this development.

     Answer:   American  Leisure  has  revised  Note  4 to include that American
     -------   Leisure's has agreed to provide its executive officers a bonus of up  to  19%  of  the  profits,  if  any,  of  TDS.

Note8 - Investment in Senior Secured Notes, page F-18
-----------------------------------------------------

     21. We read your disclosure and do not understand what your investment relates to. Your disclosure indicates that you recorded a note payable to the CGN Hotel in the amount of $5.0 million and that amounts under this note will only be paid from amounts received from AWT. Please revise to further explain the background of this transaction, the terms of the underlying note(s), the amounts reflected in your financial statements related to this transaction and how you evaluate this investment for impairment.

     Answer:   AMLH  acquired  notes  receivable  paper  (the  "Notes")  for
     -------   340,000 shares of AMLH stock and the assumption of a non-recourse note payable to CNG Hotels for $5,000,000. The outstanding principal and interest on the Notes approximates $24,000,000 and, because the Notes are in default, bear interest at default interest rates ranging from LIBOR plus 5% to prime plus 3%. The
               Notes are secured by substantially all of the assets of the maker, Around the World Travel ("AWT").

               AWT remains an operating company, but is in poor financial condition and unlikely to be able to meet the repayment terms of the Notes through cash flow from its operations. Accordingly, the Notes were sold to AMLH at a substantial discount and with further provisions that AMLH only be liable under its note payable to CNG Hotels in an amount (i) equal to proceeds AMLH collects on the Notes, and (ii) not to exceed $5,000,000.

               Based on this background, we have revised our disclosure in footnote 8 to read as follows:

               "NOTE  8  -  INVESTMENT  IN  SENIOR  SECURED  NOTES

               During 2004, AMLH acquired senior secured notes receivable paper (the "Notes") for 340,000 shares of AMLH stock and the assumption of a non-recourse note payable to CNG Hotels (CNG
               Note) for $5,000,000. The Notes are secured by substantially all of the assets of Around the World Travel ("AWT"), the maker. The approximately $24,000,000 balance of the Notes includes unpaid interest of approximately $6,000,000. The Notes are in default and no interest is being accrued by AMLH relating to these Notes.

               Because of default status of the Notes and the uncertain nature of the future collections on the Notes, AMLH does not accrue any interest income relating to these Notes.

               The provisions of the CMG Note include, among other things, a limitation of the AMLH liability under CMG Note to that amount collected from AWT on the Notes, not to exceed $5,000,000."


Note 9 - Other Assets, page F-18
--------------------------------

     22. Please advise us and revise to disclose the method and period over which you amortize your deferred financing cost. In addition, please disclose the amount of deferred financing costs capitalized during each period presented and the amount of interest expense amortized during each of the years attended.

     Answer: American Leisure has revised Note 9 to include that deferred ------- financing costs are amortized over the life of the notes using the effective interest method and the amounts of costs capitalized and amortized in 2005 and 2004. American Leisure has capitalized deferred financing costs of $3,837,696 and $2,267,998 for 2005 and 2004, respectively. American Leisure has recorded amortization expense $1,887,623 and $477,235 for the years ended
               December  31,  2005  and  2004,  respectively.


Note 11 - Long Term Debt and Notes Payable, page F-19
-----------------------------------------------------

     23. We note that approximately $13.0 million of your notes outstanding are either past their maturity date or will become due within the next twelve months. Please reconcile the current portion of notes payable on $1.8 million presented on the face of your consolidated balance sheets compared with $13.0 million in current maturities disclosed in your table here and the $3.7 million in current maturities disclosed in the table on page F-20. In addition, for all past due notes payable, please clarify whether these notes contain special provisions including but not limited to adjusted interest rates for late payment.

     Answer: American Leisure has revised Notes 11 and 12 to reorder the ------- notes payable based on maturity dates. American Leisure has revised Note 11 to properly disclose the correct maturity date for the loans that were marked with an asterisk. The maturity dates of these loans were revised and the correct maturity dates were not properly updated in the disclosure. We have corrected the current maturities of long-term debt and reclassified several loans to notes payable - related parties and have revised our financial statements accordingly.


Note 14 - Stockholders Equity and Mandatory Redeemable Preferred Stock
----------------------------------------------------------------------

Common Stock and Mandatory Redeemable Preferred Stock, page F-22
----------------------------------------------------------------

     24. Please explain to us what the "stated value" represents in your table which discloses the various series of preferred stock outstanding as of December 31, 2005. In addition, please clarify whether any of these issuances carry mandatory redemption provisions as suggested by the head of this note.

     Answer:   American  Leisure  has  revised  Note  13  to  change  the column
     -------   stated  value  to  Liquidation  Value per Share. The stated value represents the liquidated value of the preferred shares in the event of dissolution or other winding up. American Leisure has revised the title Common Stock and Mandatory Redeemable Preferred
               Stock to Common Stock and Redeemable Preferred Stock. All preferred stock is redeemable by American Leisure at its option after the conversion feature expires. American Leisure has revised the disclosure to include its redemption rights for each series of preferred stock.


     25. Please disclose the amount of cumulative and unpaid dividends for each issuance and for each of the periods presented. In addition, please advise us of and disclose the treatment for cumulative and unpaid dividends upon conversion or redemption.

     Answer: American Leisure has revised its disclosure to include the ------- amount of cumulative and unpaid dividends for each issuance for the periods presented. We have revised our disclosure to include the treatment for cumulative and unpaid dividends upon conversion or redemption.


Warrants, page F-23
-------------------

     26. Please revise your disclosure here or in Note 11, as applicable, to disclose the terms of all warrants granted during the year, including but not limited to, (1) the reason for the issuance of the warrant, (2) the number of shares underlyling the warrant, (3) exercise price, (4) term, (5) settlement provisions,
               (6) the fair value and black-scholes option-pricing assumptions used to determine the fair value and (7) where such amounts have been reflected in your financial statements.

     Answer:   American  Leisure  has  revised  its  disclosure  as  follows:
     -------   "During  2005,  American Leisure issued 3,449,032 warrants valued at $3,254,029. The warrants were issued in connection with loan guarantees and in connection with obtaining additional financing and recorded as deferred financing costs. These warrants are exercisable from $.001 to $5 and have terms ranging from 3 to 5 years. The estimated fair value of the warrants was valued using the black-scholes option pricing model with the following assumptions: dividend yield 0.0%, expected volatility of 195%, risk-free interest rate of 1.5% and expected lives of 36 to 60 months."

               "Also during 2005, American Leisure issued 300,000 warrants valued at $233,713. The warrants were issued in connection with the acquisition of minority interest in Tierra Del Sol, Inc. The warrants are exercisable at $5 and have term of 5 years. The estimated fair value of the warrants was valued using the black-scholes option pricing model with the following assumptions: dividend yield 0.0%, expected volatility of 157%, risk-free interest rate of 1.5% and an expected life of 60 months."


Note 17 - Commitments and Contingencies, page F-25
--------------------------------------------------

     27. Please revise to disclose the terms of your management agreement with AWT, referenced on page F-15.

     Answer:   American  Leisure  has  revised  Note  17  to  disclose the terms
     -------   of  its  management  agreement  with  AWT.  American  Leisure has revised  Note  17  as  follows:

               "Management and License Agreement

               AWT and American Leisure entered into a one year management and license agreement, under which AWT is entitled to use the TraveLeaders brand name in the operation of there travel business. AWT is to supervise, direct and control the management and operation of the business. AWT will a) recruit, employ, supervise, direct and discharge the employees of the business, b) establish prices, rates and charges for services provided by the business, c) establish and revise administrative policies and procedures for the control of revenue and expenditures, d) make payments on accounts payable and handle collections of accounts receivable, e) arrange for and supervise public relations and advertising, f) prepare and deliver interim accountings, annual accounting and such other information at reasonable times and g) obtain and keep in full force all licenses and permits. The management agreement expires on December 31, 2006. AWT pays American Leisure 90% of earnings before interest depreciation and taxes as calculated under accounting principles generally accepted in the United States of America. The management agreement is cancelable by both parties with 30 days notice."


Note 19 - Self-Insured Health Insurance, page F-27
--------------------------------------------------

     28. We note that you do not provide for an estimated liability associated with incurred but not report claims associated with your self-insured employee health plan. Paragraph 8 of SFAS 5 requires you to record a liability if the loss is both probably and reasonably estimable. This would include (a) incidents which you are aware that occurred during the policy term but for which claims have not yet been asserted (or claimed), as well as, (b) incidents which are likely to have occurred but the specifics of which you are not yet know. Please advise.

     Answer:   American  Leisure  accrued  $149,758  for  claims  reported as of
     -------   December  31,  2005  and have revised our disclosure. The accrual was based on claims received through March 2006. American Leisure estimated the incurred but not reported claims to be minimal based on the late accrual for actual claims reported in 2006 for 2005 services. During 2006, HTS secured group medical benefits with premiums and no self insurance component and no significant accrual was made in the transition. In other words, the accrual at December 31, 2005 was sufficient.


Note 20 - Operating Segments, page F-27
---------------------------------------

     29. Please reconcile the amounts reported here for each of the years ended December 31, 2005 and 2004 to the amounts reported in your consolidated balance sheets and consolidated statements of operations. In addition, please explain to us how you generated negative revenue for your call center operations during the year ended December 31, 2005.

     Answer:   American  Leisure  has  revised  its  disclosure  regarding  its
     -------   operating  segments  and  reconciled  these  amounts  to  the consolidated balance sheet and consolidated statements of operations. We have corrected the negative revenue. This amount was incorrectly shown and is our equity in the net loss of our unconsolidated subsidiary.


Form 10-QSB for the period ended June 30, 2006
----------------------------------------------

Note E - Related Party Transactions, page 9
-------------------------------------------

     30.       We  note  that  you  sold  your  interest  in Castlechart Limited
               (CLM) which owned an 81% interest in Caribbean Leisure Marketing, which in turn owned 49% of Caribbean Marketing Group, the owner of the call center. Please clarify to us the dollar amounts of assets and liabilities, including the investment call center, of CLM; and where such amounts appear in your consolidated balance sheet as of December 31, 2005 and immediately prior to the sale.

     Answer:   American  Leisure  had  the  following  assets and liabilities in
     -------   CLM  at  December  31,  2005  and  prior  to  the  sale:

                                                   12/31/05          6/29/06
                                                ------------     ------------
                     Cash                      $    143,469     $       1,520
                     Other current assets            48,275            45,151
                     Property and equipment, net  2,596,357         2,271,812
                     Investment CMG                 110,079           382,525
                     Current liabilities             (4,309)          (25,917)
                     Notes payable               (3,949,704)       (3,965,704)
                     Accumulated deficit          1,055,833         1,290,613


     31. Please explain to us how the gain on sale of CLM is attributable to the recapture of depreciation and interest expenses for prior periods. In addition, please clarify the components of your gain on sale including the components of the total purchase price and the carrying amount of your investment in CLM. Finally, please clarify how your basis in CLM reconciles to the disclosure on page 27, which states that your total investment in CLM was $5,663,274.

     Answer:   American  Leisure  recorded  depreciation  of  approximately
     -------   $974,000  on  the  telecommunications  equipment  and $716,000 in interest expense prior to the sale, thus based on the equipments fair value exceeding its carrying value a gain resulted in the transaction. The disclosure calculated the consideration as follows:


                          Accrued interest forgiven        $  1,773,274
                          LOC fees forgiven                     540,000
                          Note payable                        1,250,000
                          Note payable                        2,100,000
                                                           ------------
                          Total consideration              $  5,663,274
                                                           ============


     32. Please explain to us your basis for recording the sale as of June 30, 2006 when you did not close on the sale until August 2006.

     Answer: American Leisure and Stanford International Bank Limited had ------- negotiated and agreed to the terms prior to June 30, 2006 and both parties agreed to the closing date June 30, 2006. The parties were not able to sign and execute the formal document until August 2006.


     Please feel free to contact the undersigned if you have any questions regarding the aforementioned responses to your comments.

                                   Very truly yours,

                                   /s/ Malcolm J. Wright


                                   Malcolm J. Wright
                                   Chief Executive Officer